UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):  July 15, 2024

LaneAxis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	24R-00905	47-4193932
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3129 Beach View Court

Las Vegas, NV 89117

(Address of principal executive offices) (Zip Code)

(858) 603-9090

(Issuer’s telephone number, including area code)

Common Stock, $0.0001 par value per share
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes.

Settlement Agreement

On August 31, 2024, LaneAxis, Inc. (the “Company”) entered into a Settlement Agreement and Release (the “Settlement Agreement”) with Charles T. Sellers (“Sellers”) and Rick L. Burnett (“Burnett”) to settle the then ongoing litigation matter captioned Sellers v. LaneAxis, Inc. et al, San Diego Superior Court Case No. 37-2021-00011935-CU-BC-CTL (the “Litigation”). Pursuant to the Settlement Agreement (x) the Litigation was settled with mutual general releases by each party thereto, including Sellers’ full general release of the Company, including its affiliates and their respective directors and officers (the “Sellers Release”), (y) in consideration of Sellers agreeing to settle the Litigation and cancel convertible promissory notes, options and any tokens allegedly issued or promised to be issued by the Company to Sellers and the Sellers Release, the Company agreed to issue to Sellers and/or at his direction (i) unsecured convertible promissory notes of the Company (the “Notes”) in the aggregate amount of $5,000,000, (ii) 40,000,000 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), in consideration of $0.0001 per share, (iii) 5,000,000 shares of the Company’s Series B Preferred Stock (as defined below) in consideration of $0.0001 per share, and (iv) up to 1,000,000 shares of the Company’s Series C Preferred Stock (as defined below) to be issuable in consideration as provided in the Notes and, in each case, as provided in the Settlement Agreement (the Notes, the Common Stock, the Series B Preferred Stock and the Series C Preferred Stock are collectively referred to herein as the “Securities”), and (z) the Company and the Board agreed to implement the change of the Company’s leadership as described in Item 7 below.

The Notes are perpetual, bear interest at a rate of 6% per annum and do not require principal payments until the Company’s EBITDA exceeds $1,000,000. Any such principal payments shall be limited to 10% of EBITDA until fully repaid, provided that the Company may, at its option, prepay the Notes in full or part at any time without penalty. Each Note and any unpaid interest accrued thereon is convertible at any time, at the sole election of the holder of such Note, in whole or in part into shares of (i) Common Stock at a rate of $1.00 per share or (ii) Series B Preferred Stock at a rate of $10.00 per share, or any combination of Common Stock and/or Series B Preferred Stock. Each Note contains certain customary events of default, which include the failure of the Company to timely pay amounts due under the Notes, the dissolution or liquidation of any of the parties, or the filing of any of the parties of an assignment for the benefit of creditors, bankruptcy or any other form of insolvency.

Other

In connection with the execution of the Settlement Agreement on August 19, 2024, the Company’s Board of Directors (the “Board”), deeming it to be in the best interests of the Company and its stockholders, approved the creation out of the Company’s authorized shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”), of a (i) series of Preferred Stock designated as “Series B Preferred Stock,” consisting of up to 10,000,000 shares of Series B Preferred Stock, $0.0001 par value per share (the “Series B Preferred Stock”), and (ii) series of Preferred Stock designated as “Series C Preferred Stock,” consisting of up to 1,000,000 shares of Series C Preferred Stock, $0.0001 par value per share (the “Series C Preferred Stock”). The Series B Preferred Stock shall be convertible into shares of Common Stock at a ratio of one share of Series B Preferred Stock for ten shares of Common Stock, shall be senior to Common Stock in any right of payment upon a distribution, liquidation or otherwise, and shall have such other terms as will be set forth in the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”) to be approved by the Board and filed by the Company with the Secretary of State of the State of Delaware (the “DE SoS”). The Series C Preferred Stock shall be convertible into shares of Common Stock at a ratio of one share of Series C Preferred Stock for ten shares of Common Stock, shall be senior to Common Stock in any right of payment upon a distribution, liquidation or otherwise, and shall have such other terms as will be set forth in the Company’s Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Series C Certificate of Designation” and collectively with the Series B Certificate of Designation, the “Certificates of Designation”) to be filed by the Company with the DE SoS.

In addition, in connection with the execution of the Settlement Agreement on August 19, 2024, the Board, deeming it to be in the best interests of the Company and its stockholders, approved and authorized Rick L. Burnett to transfer to Sellers or his designee the one share of the Company’s Series A Preferred Stock (the “Series A Preferred Stock”). This one share of Series A Preferred Stock entitles the holder thereof to that number of votes equal to the total number of Common Stock outstanding and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of the stockholders is solicited.

In connection with the execution of the Settlement Agreement on August 19, 2024, the Board, deeming it to be in the best interests of the Company and its stockholders, also approved the increase of the number of shares of the Company’s (i) Common Stock, which the Company shall have authority to issue from 75,000,000 to 200,000,000 shares, and (ii) Preferred Stock, which the Company shall have authority to issue from 2,000,000 to 10,000,000 shares (collectively, the “Capital Increase”), to be affected by amending the Company’s Certificate of Incorporation with the DE SoS.

In connection with the execution of the Settlement Agreement on August 19, 2024, Burnett as the holder of certain number of shares of Common Stock and one share of Series A Preferred Stock, together constituting the majority of the total number of votes entitled to vote on such matters, approved the Settlement Agreement, creation of the Series B Preferred Stock and the Series C Preferred Stock, the Capital Increase and the other transactions contemplated by the Settlement Agreement.

The Company plans to affect the Capital Increase and file the Certificates of Designation with the DE SoS as soon as practicable. The Company also plans to file its Annual Report on Form 1-K for its fiscal year ended December 31, 2023, containing the Company’s audited financial statements for the period then ended, as soon as possible in September 2024.

The foregoing summary of the terms of the Settlement Agreement and the Notes are incomplete and subject to, and qualified in their entirety by, the actual terms of the Settlement Agreement and the form of the Notes, which are attached hereto as Exhibits 1(a) and 1(b), respectively, and are hereby incorporated by reference.

The information described under Items 6, 7 and 8 below are incorporated by reference in this Item 1.

Item 6. Changes in Control of Issuer.

In connection with the execution of the Settlement Agreement on August 31, 2024, Burnett, as the holder of one share of Series A Preferred Stock, transferred to Sellers such one share of Series A Preferred Stock, which, together with the other transactions contemplated by the Settlement Agreement, including the issuance of Securities and the change of the Company’s leadership described in Item 7 below, affected a change of control of the Company.

Item 7. Departure of Certain Officers.

Resignations of Rick L. Burnett and R. Mason Burnett and the Appointment and Election of Charles T. Sellers

Effective as of July 15, 2024, R. Mason Burnett resigned from all his positions with the Company, including as its Chief Operating Officer and a member of the Board.

Pursuant to the terms of the Settlement Agreement, Burnett agreed that upon the later of (i) the date of execution of the Settlement Agreement by all parties thereto and (ii) such date that Sellers instructs in writing for Burnett to resign from all his positions with the Company and any of its subsidiaries (the “Effective Date”), Burnett shall resign from all of his positions with the Company, including as its Chief Executive Officer, President, Acting Chief Financial Officer, Treasurer, Secretary, Chairman and as a member of the Board, provided, that Mr. Burnett may continue in such position(s) with the Company as the Board, Sellers and Burnett shall agree to thereafter as being in the best interests of the Company and its stockholders.

In connection with Rick L. Burnett’s upcoming resignation and effective as of the Effective Date, the Board approved and authorized the (i) appointment of Sellers as the Company’s new Chief Executive Officer, President, Acting Chief Financial Officer, Treasurer and Secretary, and (ii) the election of Sellers as the sole director and Chairman of the Company to fill the vacancy on the Board to be created by the resignation of Burnett. Upon the Effective Date and for SEC reporting purposes, Sellers shall be designated as the Company’s “Principal Financial Officer” and “Principal Accounting Officer”, and he shall also be deemed an “executive officer” of the Company.

Item 8. Certain Unregistered Sales of Equity Securities.

The information described under Item 1 above is incorporated by reference in this Item 8.

Exhibit No.	Description
1(a)*	Settlement Agreement, dated as of August 31, 2024, by and among the Company, Rick L. Burnett and Charles T. Sellers.
1(b)*	Form of Note, dated as of August 31, 2024.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

LANEAXIS, INC.

	By:	/s/ Rick L. Burnett
	Name:	Rick L. Burnett
Dated: September 17, 2024	Title:	Chief Executive Officer and Chairman of the Board

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